UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Change in Registrant’s Certifying Accountant

(a)	Release of independent registered public accounting firm

On April 25, 2026, the audit committee of the board of directors of Top Wealth Group Holding Limited (the “Company”) resolved to release Assentsure PAC (“Assentsure”) as the Company’s independent registered public accounting firm, effective April 25, 2026.

During the two recent fiscal years and through the subsequent period preceding the release, Assentsure has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to Assentsure’s satisfaction, would have caused Assentsure to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

During the two most recent fiscal years and through the subsequent period preceding the release, there was no “reportable event” as that term is described in Item 304(a)(1)(v) Regulation S-K.

The Company has provided Assentsure with a copy of the disclosure contained herein, prior to its filing with the U.S. Securities and Exchange Commission (the “SEC”). Assetnsure has furnished the Company a letter addressed to the SEC stating whether or not it agreed with the statements herein. The letter is attached hereto as Exhibit 16.1.

(b)	New independent registered public accounting firm

On April 25, 2026, the Company has engaged CHI-LLTC as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2025. The decision to engage CHI-LLTC as the Company’s independent registered public accounting firm was approved by the audit committee of the board of directors of the Company.

During the two most recent fiscal years and through the date of the engagement, the Company has not consulted with CHI-LLTC regarding any of the following:

1.	The application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements.

2.	The type of audit opinion that might be rendered on the Company’s financial statements by CHI-LLTC, in either case where written or oral advice provided by CHI-LLTC would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues.

3.	Any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) Regulation S-K and the related instructions thereto) or a “reportable event” (as described in Item 304(a)(1)(v) Regulation S-K).

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter of CHI-LLTC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2026	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

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